SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

DBD Cayman Holdings, Ltd. c/o The Carlyle Group Attention: Jeffrey W. Ferguson 1001 Pennsylvania Avenue NW Suite 220 South Washington, DC 20004 (202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page)

(Page 1 of 13 Pages)

CUSIP No. 984249607	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS DBD Cayman Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,690,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,690,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.9%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. 984249607	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS DBD Cayman, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,690,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,690,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.9%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. 984249607	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,690,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,690,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.9%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 984249607	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,690,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,690,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.9%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 984249607	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS TC Group CSP II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,690,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,690,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 984249607	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS CSP II General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,690,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,690,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 984249607	13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Carlyle Strategic Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,599,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,599,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,599,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 984249607	13D	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS CSP II Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,921
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.3%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 984249607	13D	Page 10 of 13 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, $0.01 par value (the “Common Stock”) of YRC Worldwide Inc. (the “Issuer”).

The Issuer’s principal executive offices are located at 10990 Roe Avenue, Overland Park, Kansas, 66211.

Item 2.	Identity and Background.

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

DBD Cayman Holdings, Ltd.

DBD Cayman, Ltd.

TCG Holdings Cayman II, L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group CSP II, L.L.C.

CSP II General Partner, L.P.

Carlyle Strategic Partners II, L.P.

CSP II Coinvestment, L.P.

The address for each of DBD Cayman Holdings, Ltd., DBD Cayman, Ltd., TCG Holdings Cayman II, L.P. and TC Group Cayman Investment Holdings, L.P. is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands. Each is a private investment fund organized in the Cayman Islands

The address for each of TC Group CSP II, L.L.C., CSP II General Partner, L.P., Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505. Each is a private investment fund organized in the state of Delaware.

Each of William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein (together, the “Ordinary Members”) is an ordinary member of DBD Cayman Holdings, Ltd. and a Founder of The Carlyle Group. In their capacity as ordinary members of DBD Cayman Holdings, Ltd., each may be deemed a person controlling the Reporting Persons. The business address of each of the Ordinary Members is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505. Each is a citizen of the United States of America.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Ordinary Members (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 984249607	13D	Page 11 of 13 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. purchased the securities reported herein with funds acquired through capital contributions from their respective partners. See Item 5(c) of this Schedule 13D for a detailed description of the amount of funds used in making these purchases and the method of acquisition.

Item 4.	Purpose of the Transaction.

The acquisition of the Common Stock by the Reporting Persons is for general investment purposes.

The Reporting Persons may, from time to time and at any time: (i) purchase additional Common Stock, 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) or 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and, together with the Series A Notes, the “Convertible Notes”), in the open market or otherwise; (ii) dispose of all or a portion of the Common Stock or Convertible Notes now owned or hereafter acquired by them, in open market transactions or otherwise; and (iii) engage in any hedging or similar transactions with respect to the Common Stock or Convertible Notes.

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the aggregate number and percentage of Common Stock listed opposite its name:

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
DBD Cayman Holdings, Ltd.	1,690,996	20.9%	0	1,690,996	0	1,690,996
DBD Cayman, Ltd.	1,690,996	20.9%	0	1,690,996	0	1,690,996
TCG Holdings Cayman II, L.P.	1,690,996	20.9%	0	1,690,996	0	1,690,996
TC Group Cayman Investment Holdings, L.P.	1,690,996	20.9%	0	1,690,996	0	1,690,996
TC Group CSP II, L.L.C.	1,690,996	20.9%	0	1,690,996	0	1,690,996
CSP II General Partner, L.P.	1,690,996	20.9%	0	1,690,996	0	1,690,996
Carlyle Strategic Partners II, L.P.	1,599,075	19.9%	0	1,599,075	0	1,599,075
CSP II Coinvestment, L.P.	91,921	1.3%	0	91,921	0	91,921

CUSIP No. 984249607	13D	Page 12 of 13 Pages

Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. are the record holders of 415,404 and 14,439 shares, respectively, of Common Stock; $10,221,478 and $355,289, respectively, in aggregate principal amount of the Series A Notes; and $15,590,544 and $1,020,564, respectively, in aggregate principal amount of the Series B Notes.

Pursuant to the terms of the Series A Notes, the Series A Notes are convertible into Common Stock beginning July 22, 2013. After such time, subject to certain limitations, the Series A Notes are convertible into Common Stock at a conversion price per share of approximately $34.0059 and an initial conversion rate of 29.4067 shares of Common Stock per $1,000 in principal amount of the Series A Notes. The conversion price may be adjusted for certain anti-dilution adjustments.

Pursuant to the terms of the Series B Notes, Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. may acquire $6,346,914 and $415,463, respectively, in aggregate principal amount of the Series B Notes, payable upon conversion of the Series B Notes to Common Stock as a make-whole amount equal to the sum of the interest that would have been paid in pay-in-kind notes from the last date interest was paid on such Series B Notes through and including March 31, 2015 (the “PIK Notes”). The Series B Notes held by Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. are currently convertible into 841,213 and 55,066 shares of the Issuer’s common stock, respectively. The PIK Notes payable to Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. are currently convertible into 342,458 and 22,416 shares of the Issuer’s common stock, respectively.

DBD Cayman Holdings, Ltd. exercises investment discretion and control over the Common Stock and Convertible Notes held by each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. through its indirect subsidiary, CSP II General Partner, L.P., which is the general partner of each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd. DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P. TCG Holdings Cayman II, L.P. is the general partner of TC Group Cayman Investment Holdings, L.P. TC Group Cayman Investment Holdings, L.P. is the managing member of TC Group CSP II, L.L.C. TC Group CSP II, L.L.C. is the general partner of CSP II General Partner, L.P. Accordingly, each of DBD Cayman Holdings, Ltd., DBD Cayman, Ltd., TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., TC Group CSP II, L.L.C. and CSP II General Partner, L.P. may be deemed to be beneficial owners of the Common Stock and Convertible Notes held of record by Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P.

DBD Cayman Holdings, Ltd. is controlled by its ordinary members, and all action relating to the voting or disposition of the shares and notes requires approval of a majority of the ordinary members. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the ordinary members of DBD Cayman Holdings, Ltd., may be deemed to share beneficial ownership of shares and notes beneficially owned by DBD Cayman Holdings, Ltd. Such individuals expressly disclaim any such beneficial ownership.

CUSIP No. 984249607	13D	Page 13 of 13 Pages

(c)

In the past 60 days, the Reporting Persons have engaged in the following transactions in the Common Stock of the Issuer:

On December 5, 2011, the Reporting Persons acquired $1,767,213 in principal amount of Series B Notes for aggregate consideration of $1,952,770 in a broker-assisted open market transaction.

On December 6, 2011, the Reporting Persons acquired $1,169,467 in principal amount of Series B Notes for aggregate consideration of $1,286,414 in a broker-assisted open market transaction.

On December 6, 2011, the Reporting Persons acquired $3,356,638 in principal amount of Series B Notes for aggregate consideration of $3,683,910 in a broker-assisted open market transaction.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated December 9, 2011, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2011

DBD Cayman Holdings, Ltd.

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

DBD Cayman, Ltd.

by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TCG Holdings Cayman II, L.P.

by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TC Group Cayman Investment Holdings, L.P.

by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TC Group CSP II, L.L.C.

by: TC Group Cayman Investment Holdings, L.P., its managing member by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

CSP II General Partner, L.P.

by: TC Group CSP II, L.L.C., its general partner
by: TC Group Cayman Investment Holdings, L.P., its managing member by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

Carlyle Strategic Partners II, L.P.

by: CSP II General Partner, L.P., its general partner
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

CSP II Coinvestment, L.P.

by: CSP II General Partner, L.P., its general partner
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member